For Immediate Release: May 22, 2024 Attention: Business Editors VERSABANK TO HOST SECOND QUARTER FISCAL 2024 FINANCIAL RESULTS CONFERENCE CALL/WEBCAST WEDNESDAY, JUNE 5, 2024 at 9:00 A.M. ET Bank to Report Second Quarter Fiscal 2024 Results Wednesday, June 5, 2024 at 7:00 a.m. ET LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will report its second quarter 2024 financial results and host a conference call to discuss those results on Wednesday, June 5, 2024. The conference call/webcast is scheduled for 9:00 a.m. ET and is expected to last approximately 60 minutes. The conference call/webcast will include a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question and answer period. The Bank will report its financial results via news release at approximately 7:00 a.m. ET. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/4btMyMS to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 416-764-8659 or 1-888-664-6392 (toll free). For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/KZxwXNElMqd or on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank’s web site at: https://www.versabank.com/investor-relations/financial-results/. The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/KZxwXNElMqd and on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until July 5, 2024 by calling 416-764-8677 or 1-888-390-0541 (toll free) and the passcode is: 337187# About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to safeguard its digital infrastructure and to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter.